WALLACE A. GLAUSI
ATTORNEY AT LAW
550 PARK AVENUE, SUITE 220
PORTLAND, OR 97205

(503) 515-3657

August 18, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Re	LB 1 LLC
Response to Comments on Amendment No. 6 to Offering Statement on Form 1-A Filed July 22, 2020 File No. 024-11147

Dear Examiners,

Below are our comments, in bold type, to your letter of August 4, 2020.

Amendment No. 3 to Offering Statement on Form 1-A filed July 22, 2020.

Description of Securities Offered, page 24.

1.	We note your response to comment 3. Please disclose the interest rate table in the description of securities offered, disclose the principal terms of the securities, and clarify the extent to which you are offering 4 separate notes depending on the amount invested and duration. Additionally, we note the disclosure that you intend to “produce attractive risk adjusted returns by purchasing distressed loans and also by making real estate backed loans. . ..” Please tell us whether the notes you are offering are linked to underlying securities.

ANSWER: The Notes to be issued at each tier of the Interest Rate Table (shown on pages 1, 6 and 24) will be identical in all terms and provisions other than (i) the Issue Date, Principal Amount, and length of Note (Maturity Date), each of which will be determined by the investor (Holder), and (ii) the Note Rate, which will be as disclosed in the Interest Rate Table. The sole form of Secured Promissory Note has been provided and reflects these items which are variable as stated.

The Notes offered are NOT “Mortgage Backed Securities” and are NOT linked to any specific underlying securities, but to a pool of loans and the security interests that are created as a result of those loans. The Fund intends to make real estate business loans secured by real estate. The loans, notes, security interests and assets secured by such loans will comprise the asset base of the Fund that is in turn secured by the Notes under the Intercreditor Security Agreement, whereby all Noteholders will have a pari passu security interest based on the amount of each Noteholder’s Note.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

August 18, 2020

Principal Terms of Each Note:

Each Note is governed by Delaware law. The Principal Amount of each Note is determined pursuant to the Interest Rate Table below, and along with all accrued and unpaid Interest, will become payable on the Maturity Date, unless the Note is paid off earlier or becomes subject to an accelerated payoff.

Interest Rates Based on Investment Amount and Duration

	Investment Term
Investment Amount	3 Years	5 Years
$500 - $10,000	6%	7%
>$10,000	8%	9%

At the Maturity Date, the Note Holder shall inform the Company as to whether Note Holder wishes to extend the Maturity Date of the Note or “Cash-Out.” If the Note Holder elects to “Cash-Out”, the Note Holder shall so inform the Company and the Company shall, upon receipt of the Cash-Out Notice, have up to 90 days beyond the Maturity Date in which to pay the entire Interest and unpaid Principal to the Note Holder without such continuation constituting an Event of Default (the “Cash-Out Period”). During the Cash-Out Period, Interest shall continue to accrue at the existing Note Rate plus 1% until the Note has been paid in full. The entire Interest and unpaid Principal shall be due 90-days after the Cash-Out Notice is received by Company.

Prepayment Provisions: The Company may prepay all or any portion of the Principal Amount of the Note or Interest accrued thereon, at any time prior to the Maturity Date, without penalty.

Events of Default: The Note will be in default and all Principal Amount not repaid and Interest shall be due in full in the event of a default in payment or performance of the Note that is not cured within fifteen (15) business days of Note Holder notice to Company, or the Company instituting a voluntary bankruptcy proceeding, or the commencement of an involuntary bankruptcy action against the Company which such action not cured by the Company within ninety (90) days of its commencement.

Amendment; Extension: Each Note may individually be amended only upon the written consent of the Company and the Note Holder. However, the term of each Note may be extended by the written consent of the Note Holder and the Company, on the same terms and at the same Note Rate.

Assignment: There are strict limits on assignment of each Note.

Security; Note Subordination: The Note Holder shall execute an Intercreditor Agreement as the security Agreement between the Company and the Note Holder. But such Intercreditor Agreement shall be subordinate to any Company’s senior debt financing (both in the right to payment and in the right to security, if applicable), and the Company is permitted to incur indebtedness ranking senior or pari passu with the Note while the Note is outstanding.

Expenses and Attorneys’ Fees: Each party shall pay its own costs and expenses incurred in connection with the negotiation, execution, delivery, and performance of the Notes. The Company shall be responsible for the attorneys’ fees of each Note Holder only in the event of an Event of Default that is not cured. Otherwise, each party in any suit, action, or appeal filed or held concerning this Note shall be responsible for its own attorneys’ fees and shall not be responsible for the attorneys’ fees of any other party.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

August 18, 2020

Sponsor’s Experience, page 28

2.	We note your response to comment 2 and the revised disclosure on page 28. Please revise to

•	disclose which programs were “public and nonpublic” and the duration of the programs, including whether they were completed,

•	clarify whether the programs involved “solely Mortgage Backed Securities” per paragraph (a) versus the commercial and residential “properties purchased” discussed in paragraphs (d), (f), (g) and (h),

•	quantify the approximate amount of “success” fees, commissions, advisory and other remuneration,

Additionally, please revise to disclose if the sponsor has experienced any material adverse business developments or conditions and to ensure that the information presented about the sponsor’s past experience and performance is balanced.

ANSWER:

We have revised the referenced disclosure to include the following information.

The Sponsors have significant experience negotiating and making loans against real estate of all types, as well as purchasing and exiting pools of loans and Mortgage Backed Securities transactions.

As Managers, for each Mortgage Backed Securities transaction in each Program, the Sponsors were paid a combination of “success” fees, commissions, advisory and other remuneration from each transaction.

•	Mornivay Enterprises, LLC was a private (non-public) Mortgage Backed Securities program the Sponsors ran for 3 years and was completed. In Mornivay Enterprises, LLC, the Managers raised approximately $4M. Of the $4M, there were approximately $240,000 paid out in third-party commissions and fees and the Sponsors were paid approximately $120,000 in commissions and fees.

•	Premier Capital Investments, LLC was also a private (non-public) Mortgage Backed Securities program for 7 years and was completed. In Premier Capital Investments, LLC, the Managers raised approximately $17.4M . Of the $17.4M, there were approximately $1M paid out in third-party commissions and fees and the Sponsors were paid approximately $540,000 in commissions and fees.

•	Premier Note Fund I, LLC was also a private (non-public) Mortgage Backed Securities program for 6 years and was completed. In Premier Note Fund I, LLC, the Managers raised approximately $600,000. Of the $600,000, there were approximately $18,000 paid out in third-party commissions and fees and the Sponsors were paid approximately $40,000 in commissions and fees.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

August 18, 2020

As Managers, the Sponsors did not sustain any losses in any of the Mortgage Backed Securities Programs. In addition, they have not experienced any material adverse business developments or conditions, and in fact, the recent economic downturn and pandemic have increased the opportunities that have been presented to them over the past six (6) months.

Respectfully submitted,

Attorney at Law